

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 28, 2017

<u>Via E-Mail</u>
Mahesh Shetty
Chief Financial Officer
SG Blocks, Inc.
195 Montague Street
Brooklyn, NY 11201

> **Re: SG Blocks, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 15, 2017**
> **File No. 333-215922**

Dear Mr. Shetty

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2017 letter.

Summary Consolidated Financial and Other Data, page 5

Balance Sheet Data, page 6

1.   Please revise the amounts for cash and cash equivalents, for each period presented, to reconcile to the cash and cash equivalent line item on your audited balance sheets. It does not appear to us that the balances of your short-term investments line item should be included in your cash and cash equivalents.

2.   Please revise your total long-term debt line item to say "total debt" since the December 31, 2015 balance includes $5.0 million of convertible debentures which were classified as a current liability on your audited balance sheets.

Risk Factors, page 7

The Company's ability to continue as a going concern…, page 9

3.   We note your response to comment 4. Please expand your risk factor to specifically address that your independent registered public accounting firm issued a going concern opinion on your audited financial statements for the year ended December 31, 2016.

Capitalization, page 27

4.   It does not appear that the total of your capitalization is correct. Please revise your registration statement as appropriate.

Description of Business, page 30

Environmentally Responsible Building, page 31

5.   Please consider revising your registration statement to include the information in your response to comment 10.

Management's Discussion and Analysis of Financial Condition and Results . . ., page 35

Results of Operations, page 36

6.   We note your response to comment 14; however, it is not appropriate to discuss the combined financial information of the predecessor and successor below the revenue line. For amounts below the revenue line, it is appropriate to discuss the historical results of your predecessor and successor separately. Please revise your MD&A accordingly.

7.   Please expand your narrative to discuss the significant components included in the reorganization line item for the successor during the six months ended December 31, 2016, as well as for the predecessor during the six months ended June 30, 2016.

<u>Critical Accounting Policies and New Accounting Pronouncements, page 38</u>

<u>Critical Accounting Policies, page 38</u>

<u>Revenue Recognition, page 39</u>

8.   We note your response to comment 16 and your revised disclosure, and have the following additional comments:

   • It appears that engineering services are the only component of your revenue recognized on the percentage-of-completion basis. Please confirm if our understanding is correct.

   • You state that you also supply repurposed containers to your customers and that this revenue is recognized when delivered. Please tell us what percentage of your block sales revenue is attributed to the sales of these repurposed containers.

<u>Goodwill, page 40</u>

9.   Given the significance of your goodwill balance, please expand your disclosure:

   • to address the significant assumptions you used in your goodwill impairment testing; and

   • to identify your reporting units, including the number of reporting units that have goodwill.

<u>Changes in and Disagreements with Accountants on Accounting and Financial . . ., page 42</u>

10.   We note your response to comment 17 and your disclosure that your registration statement has been updated to reflect the financial statements for the years ended December 31, 2016 and December 31, 2015. In this regard, please revise your disclosure to remove the references to December 31, 2014 in the third, sixth, and seventh paragraphs.

<u>Backlog, page 43</u>

11.   Please provide us with a basis for your disclosure that your architectural and engineering projects of $748,000 in progress will translate into $13.4 million in revenue over the next twelve months.

<u>Experts, page 71</u>

12.   In the first paragraph, please revise the period covering the consolidated financial statements to say "as of December 31, 2016 and for the six month periods ended June 30, 2016 (Predecessor) and December 31, 2016 (Successor).

Consolidated Financial Statements, page F-1

Note 2. Liquidity and Financial Condition, page F-8

13.   We note your response to comment 19; however it does not appear that you were responsive to our comment. Please revise your registration statement to provide the disclosures required by ASC 852-10-50-7(c).

        You may contact Dale Welcome (Staff Accountant) at 202-551-3865 or John Cash (Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3729 with any other questions.

                                        Sincerely,

                                        /s/ Craig Slivka, for

                                        Pamela Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction

cc: David D. Watson
        Thompson Hine LLP